[CARDTRONICS LETTERHEAD]

March 1, 2005

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cardtronics, Inc. Withdrawal of Registration Statement on Form S-1 (Registration No. 333-113470)

Ladies and Gentlemen:

     Pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (“Securities Act”), Cardtronics, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of its Registration Statement on Form S-1 (Registration No. 333-113470), together with all exhibits and amendments thereto (the “Registration Statement”).

     The Registrant is requesting such withdrawal because of continuing ongoing developments with regard to the Registrant’s business and financings. As a result, the Registrant has determined not to proceed with the contemplated offering. Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

     We appreciate your assistance and should you need any additional information, please feel free to contact David Oelman of Vinson & Elkins L.L.P., at (713) 758-3708.

Respectfully submitted, Cardtronics, Inc.
By:	/s/ Thomas E. Upton
Thomas E. Upton
Chief Administrative Officer